Brisa

08000497

U.S. Securities and Exchange Comission Office
Internacional Corporate Finance
10 F Street, NE
Washington, DC 20549 USA

SUPPL

Mailstop: Room 3628
Re: Rule 12g3-2(b) Exemptions

Dear Sir (Madam),

Brisa Auto-estradas de Portugal, S.A, as a non-U.S. resident company with the exemption number 82-34855 in view of the application for the amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents informs that the referred documentation is available in its website http://www.brisa.pt/Brisa/vEN/Investidores/Comunicados/:.

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Yours faithfully

Luís D'Eça Pinheiro
Corporate & Investor Relations Manager

END